TEC TECHNOLOGY, INC.

Xinqiao Industrial Park, Jingde County
Anhui Province 242600
People’s Republic of China

December 9, 2011

By EDGAR Transmission

Tracey McKoy,
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	TEC Technology, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 5, 2011
File No. 000-53432

Dear Ms. McKoy,

On behalf of TEC Technology, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced periodic report, set forth in the Staff’s letter, dated November 2, 2011.

We understand and agree that:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Fiscal Year Ended December 31, 2010

Results of Operations, page 23

1.       In future filings where you have material changes period over period in your results of operations, please revise your disclosure to identify the contributing factors responsible for the changes. In instances where you identify multiple factors please quantify each contributing factor so that an investor can assess the materiality of each factor. For example we note the following:

Division of Corporation Finance
December 9, 2011

  On page F-26 we note sales for your communication towers decreased by 20% from fiscal year 2009 to 2010 and sales for your electricity supply towers increased by 42% from 2009 to 2010. However, your current disclosures do not address the underlying reasons for the material change in sales period over period.

  You state that cost of goods sold includes the direct costs of your raw materials, primarily steel, as well as the cost of labor and overhead and your cost of goods sold increased 41% from fiscal year 2009 to 2010. Although you state the increase in cost of goods sold was generally in line with your increased sales volume and revenues, it remains unclear whether you incurred increased costs for raw materials, whether there were other contributing factors for the increase in cost of goods in addition to increased sales volumes.

  Given that steel is a significant input to your products, in future filings please provide an analysis of the changes in steel prices period over period.

Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Company Response: We will provide required disclosure in our Annual Report on Form 10-K for the fiscal year ending December 31, 2011.

Liquidity and Capital Resources, page 25

2.      You state on page F-20 that your accounts receivable balance includes $3.2 million that was factored with a bank. We note from page F-18 of your Form 10-Q for the period ended June 30, 2011, the balance increased to $5.6 million. In future filings please discuss your factoring program, including significant terms, restrictions as to amounts you are allowed to factor and other relevant information. Since you continue to carry the receivables on your balance sheet we assume you did not satisfy the sale criteria of ASC 860-10-40-5. In future filings, please disclose your continuing involvement.

Company Response: We will provide required disclosure in our Annual Report on Form 10-K for the fiscal year ending December 31, 2011.

3.      On page 10 you state that you were in material compliance with your credit agreement covenants in 2010. In future filings please identify the required covenants and confirm whether you were in compliance. Please tell us whether you were in compliance with your covenants as of June 30, 2011.

Company Response: We hereby confirm that we were in compliance with our covenants as of June 30, 2011. We will provide required disclosure in our Annual Report on Form 10-K for the fiscal year ending December 31, 2011.

Revenue Recognition, page 28

4.      You state that revenue related to government grants is recognized on a cash basis when the local authority approves the grant to you. Please tell us the specific criteria that must be met for you to recognize revenue from grants. For example, clarify whether you recognize revenue upon the receipt of grant. For example, clarify whether you recognize revenue upon the receipt of cash or when the local authority approves it. Explain how this treatment complies with SAB Topic 13.

Division of Corporation Finance
December 9, 2011

Company Response: Local authority provided grants to us as we satisfied its criteria for our company’s operation and investment in local economic zones. Local authority announced government policies to the public, but did not issue any corresponding letter to us for the grants provided to us. We only recognized government grants when we received government grants. SAB Topic 13 did not specify how the government grant is recognized in the income statement.

Accounts Receivable, page 29

5.      You state that the standard credit period for most of your clients is three months and there was no allowance for doubtful accounts as of December 31, 2010 and December 31, 2009. However, it appears you had a reserve of $70k as of December 31, 2010, based on your disclosure on page F-20. Please advise or correct your disclosure in future periods.

Company Response: We will provide required disclosure in our Annual Report on Form 10-K for the fiscal year ending December 31, 2011.

6.      We note that receivables over six months and within one year increased from $343,000 as of December 31, 2010, to $1.9 million as of June 30, 2011, and amounts over one year increased from $68,000 as of December 31, 2010, to $101,000 as of June 30, 2011.

Please tell us the factors you considered in concluding a reserve was not required for these receivables and reasons these receivables are beyond your standard credit period of three months (i.e. extended customer payments, customer bankruptcy, awaiting customer acceptance, etc). As part of your response please tell us how much of the $1.9 million and $101,000 was subsequently collected.

Company Response: From 2010 onwards, the PRC government enforced monetary policies at the macro level to monitor the general inflation leading to some tension in liquidity of the general economic environment of PRC. Due to the change in the macro-economic environment and the operating necessity for real business environment, we permitted our customers to extend their credit period from 3 months to 1 year temporarily.

Basically, our customers are national, provincial level or large scale private power telecommunication infrastructure operators of which creditworthy are very sound. Our management individually assessed recoverability of each customer monthly even though some customers delayed settlement of accounts receivable beyond standard credit period because of long construction period and poor liquidity level of the general economic environment. However, we assessed its creditworthy over six months and one year and its credit remained sound. Bad debt reserve of $70,000 was sufficient to provide cover impairment of accounts receivable.

Product Warranties, page 30

7.      You state that substantially all of your products are covered by a standard warranty of one to two years for products and your product warranty reserve was $nil as of December 31, 2010, and December 31, 2009. Please tell us costs you incurred for each period presented to repair or place customer software/products and amounts you refunded to customers. In future filings please state the factors that support your conclusion that a reserve is not required (i.e. warranty expense has historically been immaterial).

Division of Corporation Finance
December 9, 2011

Company Response: Historically, we have not experienced any customer request for repair and claim for refund. We will provide required disclosure in our Annual Report on Form 10-K for the fiscal year ending December 31, 2011.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Results of Operations, page 3

8.      Grant revenue accounted for 142% and 48% for the three and six months ended June 30, 2011, respectively. In future filings please provide a discussion of your government grants.

Company Response: We will provide required disclosure in our Annual Report for the Fiscal Year Ending December 31, 2011.

Liquidity and Capital Resources, page 6

9.      In future filings please provide a discussion of amounts available to you under your revolving lines of credit.

Company Response: We will provide required disclosure in our Annual Report for the Fiscal Year Ending December 31, 2011.

* * *

Division of Corporation Finance
December 9, 2011

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 8515520951 or Joseph R. Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8233.

Sincerely,

TEC TECHNOLOGY, INC.

By: /s/ Chun Lu
       Chun Lu
       Chief Executive Officer

Cc: Joseph R. Tiano, Esq.